Exhibit 99.1

Scinai Announces Closing of Loan Restructuring Agreement with

European Investment Bank Converting Approximately $29 million of Debt to Preferred Equity and Leaving Debt Balance of $273,000

Jerusalem, ISRAEL – aUGUST 21, 2024 – Scinai Immunotherapeutics Ltd. (Nasdaq: SCNI; “Scinai”, or the “Company”), a biopharmaceutical company focused on developing inflammation and immunology (I&I) biological products and on providing CDMO services through its Scinai Bioservices business unit, today announced that it has closed the previously announced Loan Restructuring Agreement (the “Restructuring Agreement”) with its lender, the European Investment Bank (the “EIB”). The Restructuring Agreement also included an amendment to the amended Finance Contract (the “Finance Contract”) between the parties.

In connection with the transaction, an amount equal to approximately EUR 26.6 million (equal to approximately $29 million), including interest accrued to date, owed by the Company to the EIB under the Finance Contract was converted into 1,000 preferred shares, no par value per share, of the Company. Following such conversion, the total outstanding amount owed by the Company to the EIB is EUR 250,000 (equal to approximately $273,000). The outstanding amount has a maturity date of December 31, 2031, is not prepayable in advance, and no interest accrues or is due and payable on such amount.

Following and as a result of the closing of the Restructuring Agreement with the EIB, the Company has stockholders’ equity above $2.5 million as of the date of issuance of this announcement as required by the Nasdaq Listing Rules. The Company anticipates receipt of confirmation from the Nasdaq Hearing Panel that it has regained compliance with the Listing Rule 5550(b)(1) that requires listed companies to have stockholders’ equity of at least $2.5 million.

The terms of the Preferred Shares are set forth in the Amended and Restated Articles of Association of the Company approved by the shareholders at the Extraordinary Meeting of Shareholders of the Company held August 12, 2024. The Preferred Shares are convertible (in whole or in part), at the option of the Preferred Shares holder, into a fixed number of ADSs (each Preferred Share is convertible into 364 ADSs) equal to in the aggregate 19.5% of the fully diluted capital of the Company as of the closing date. The Preferred Shares do not contain any anti-dilution provisions, do not accrue dividends, and are not subject to mandatory redemption, but are redeemable at the election of the Company at a cumulative redemption value of $34 million.

The holder of Preferred Shares may not convert such shares for a period of twelve (12) months commencing on the date of issuance of the Preferred Shares. In addition, the Preferred Shares also contain a provision preventing the holder from converting Preferred Shares into ADSs to the extent that (i) the holder would become the beneficial owner of more than 4.99% of the Company’s outstanding ADSs and (ii) the holder will receive, or would have been entitled to receive, within the twelve month period prior to such conversion, an aggregate number of ADSs in excess of 4.99% of the ADSs issued and outstanding at the time of such conversion.

In addition, the Company may only take any of the following actions provided (a) it either (i) first redeems all then-outstanding Preferred Shares by making a redemption payment or (ii) obtains the written consent or affirmative vote of the holders of a majority of the Preferred Shares in order to proceed without making such a redemption; or (b) the action in question is not in the control of the Company: incurring certain indebtedness, consummating certain acquisition or merger transactions, taking any action or step in relation to the delisting of the Company’s securities on Nasdaq, authorizing the creation of any security having rights, preferences or privileges equal to or greater than those of the Preferred Shares, including the issuance of additional Preferred Shares.

The amendments to the Finance Contract also eliminate the requirement for the Company to pay to the EIB the variable remuneration previously required under the Finance Contract.

About Scinai Immunotherapeutics

Scinai Immunotherapeutics Ltd. (Nasdaq: SCNI) is a biopharmaceutical company with two complementary business units, one focused on in-house development of inflammation and immunology (I&I) biological therapeutic products beginning with an innovative, de-risked pipeline of nanosized VHH antibodies (NanoAbs) targeting diseases with large unmet medical needs, and the other a boutique CDMO providing biological drug development, analytical methods development, clinical cGMP manufacturing, and pre-clinical and clinical trial design and execution services for early stage biotech drug development projects.

Company website: www.scinai.com.

Company Contacts

Investor Relations | +972 8 930 2529 | ir@scinai.com

Business Development | +972 8 930 2529 | bd@scinai.com

Forward-Looking Statements

This press release contains forward-looking statements within the meaning of the Private Litigation Reform Act of 1995. Words such as “expect,” “believe,” “intend,” “plan,” “continue,” “may,” “will,” “anticipate,” and similar expressions are intended to identify forward-looking statements. All statements, other than statements of historical facts, are forward-looking statements. Examples of such statements include, but are not limited to, the ability of the Company to regain and remain compliant with the continued listing standards of Nasdaq. These forward-looking statements reflect management’s current views with respect to certain current and future events and are subject to various risks, uncertainties and assumptions that could cause the results to differ materially from those expected by the management of Scinai Immunotherapeutics Ltd. Risks and uncertainties include, but are not limited to; the risk that the Company will otherwise be unable to regain compliance and remain compliant with the continued listing requirements of Nasdaq; the risk that Scinai will not be successful in expanding its CDMO business or in-license other NanoAbs; the risk that Scinai may not be able to secure additional capital on attractive terms, if at all; the risk that the therapeutic and commercial potential of NanoAbs will not be met or that Scinai will not be successful in bringing the NanoAbs towards commercialization; the risk of a delay in the preclinical and clinical trials data for NanoAbs, if any; the risk that our business strategy may not be successful; Scinai’s ability to acquire rights to additional product opportunities; Scinai’s ability to enter into collaborations on terms acceptable to Scinai or at all; timing of receipt of regulatory approval of Scinai’s manufacturing facility in Jerusalem, if at all or when required; the risk that the manufacturing facility will not be able to be used for a wide variety of applications and other vaccine and treatment technologies; and the risk that drug development involves a lengthy and expensive process with uncertain outcomes. More detailed information about the risks and uncertainties affecting the Company is contained under the heading “Risk Factors” in the Company’s Annual Report on Form 20-F filed with the Securities and Exchange Commission (“SEC”) on May 15, 2024, and the Company’s subsequent filings with the SEC. Scinai undertakes no obligation to revise or update any forward-looking statement for any reason.